                                                                Exhibit 99(c)

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

- ------------------------------
NANCY FRIEDMAN, I.R.A.,       )
                              )
                Plaintiff,    )
                              )
        v.                    )    Civil Action No. 13823
                              )
JOHN C. MORLEY et al.,        )
                              )
                Defendants.   )
- ------------------------------
HANS KEIM,                    )
                              )
                Plaintiff,    )
                              )
        v.                    )    Civil Action No. 13827
                              )
JOHN C. MORLEY et al.,        )
                              )
                Defendants.   )
- ------------------------------

                           NOTICE OF FILING AMENDED
                            CLASS ACTION COMPLAINT
                            ----------------------

TO:     Samuel A. Nolen, Esquire
        Richards, Layton & Finger
        One Rodney Square
        P.O. Box 551
        Wilmington, DE 19899

        PLEASE TAKE NOTICE that plaintiffs herewith file the within Amended Class Action Complaint as of course pursuant to Rule 15(a).
        In compliance with Rule 15(aa), plaintiffs aver that the within Amended Complaint is in full substitution for the Complaints filed on October 21, 1994 in C.A. Nos. 13823 and 13827.

                                ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.


                                By  /s/ Norman M. Monhait
                                   -----------------------------
                                   First Federal Plaza
                                   P.O. Box 1070
                                   Wilmington, DE 19801
                                   Attorneys for Plaintiffs

                            CERTIFICATE OF SERVICE
                            ----------------------


        I, Norman M. Monhait, do hereby certify that on November 16, 1994, I caused copies of the foregoing Notice of Filing Amended Class Action Complaint to be served by hand on defendants' counsel as follows:

                        Samuel A. Nolen, Esquire
                        Richards, Layton & Finger
                        One Rodney Square
                        Wilmington, DE 19801


                                   /s/ Norman M. Monhait
                                --------------------------------
                                       Norman M. Monhait

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE


                         IN AND FOR NEW CASTLE COUNTY



- ------------------------------------
NANCY FRIEDMAN, I.R.A.,             )
                                    )
                Plaintiff,          )
                                    )
        v.                          ) Civil Action No. 13823
                                    )
JOHN C. MORLEY, H. VIRGIL SHERRILL, )
ANTHONY C. HOWKINS,                 )
ALFRED M. RANKIN, JR.,              )
DUDLEY P. SHEFFLER, E. MANDELL      )
DEWINDT, RELIANCE ELECTRIC          )
COMPANY and GENERAL SIGNAL          )
CORPORATION,                        )
                                    )
                Defendants.         )
- ------------------------------------
HANS KEIM,                          )
                                    )
                Plaintiff,          )
                                    )
        v.                          ) Civil Action No. 13827
                                    )
JOHN C. MORLEY, H. VIRGIL           )
SHERRILL, ANTHONY C. HOWKINS,       )
ALFRED M. RANKIN, JR., DUDLEY       )
P. SHEFFLER, E. MANDELL DEWINDT,    )
GENERAL SIGNAL CORPORATION and      )
RELIANCE ELECTRIC COMPANY,          )
                                    )
                Defendants.         )
- ------------------------------------



                        AMENDED CLASS ACTION COMPLAINT
                        ------------------------------

        Plaintiffs, by their attorneys, for their Complaint allege upon information and belief, except as to the allegations contained in paragraph 1, which plaintiffs allege upon knowledge, as follows:

                                   PARTIES
                                   -------

        1. Plaintiffs own shares of the common stock of Reliance Electric Company ("Reliance" or the "Company") and have owned those shares at all relevant times.

        2. Defendant Reliance is a Delaware corporation with principal executive offices located at 6055 Parkland Boulevard, Cleveland, Ohio 44124. As of June 30, 1994, the Company had 41,305,221 shares of common stock outstanding. For the fiscal year ended December 31, 1993, the Company reported net earnings of $25 million, or $0.50 per share, on revenues exceeding $1.6 billion. At the close of fiscal 1993, Relinace reported assets of $1.195 billion against liabilities of $814 million.

        3. Defendant General Signal Corporation ("General Signal") is a manufacturer of electrical conduits, fire detection systems and radio frequency transmission equipment. As more fully alleged herein, General Signal has knowingly sided and abetted various breaches of fiduciary duty committed by the individual defendants.

        4. At all revelant times herein, defendant John C. Morley ("Morley") was President and Chief Executive Officer of the Company, as well as a member of its Board of Directors (the "Board"), and the Board's executive committee. For the fiscal year ended December 11, 1993, Morley received cash compensation totalling $827,000.

        5. At all relevant times herein, defendant Dudley P. Sheffler ("Sheffler") was Vice President of the Company, as well as a member of the Board. For the fiscal year ended December 31, 1993, Shaffler received cash compensation totalling $392,000.

        6. At all relevant times herein, defendant H. Virgil Sherrill ("Sherrill") was Chairman of the Board and a member of the Board's executive, compensation, and nominating committees.

        7. At all relevant times herein, defendant Anthony C. Howkins ("Howkins") was a member of the Board, as well as its audit, compensation and nominating committees.

        8. At all relevant times herein, defendant Alfred M. Rankin, Jr., ("Rankin") was a member of the Board, as well as its audit and compensation committees.

        9. At all relevant times herein, defendant E. Mandell DeWindt was a member of the Board, as well as its audit, compensation and nominating committees.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        10. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, for declaratory, injunctive and other relief on their own behalf and as a class action, on behalf of all common stockholders of Reliance (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest.

        11. This action is properly maintainable as a class action for the following reasons:

                a. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of June 30, 1994, Reliance had approximately 32.9 million Class A shares, 3.2 million Class B shares, and 5.3 million Class C shares of common stock, duly issued and outstanding, which traded on the New York Stock Exchange and were owned by thousands of shareholders. Members of the Class are scattered throughout the United States.

                b. There are questions of law and fact which are common to the members of the Class including the following:

                        (1) whether the individual defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Reliance;

                        (2) whether the proposed merger of Reliance and General Signal more fully described below, unfairly favors General Signal over other parties interested in acquiring Reliance, in particular, Rockwell International Corporation ("Rockwell"); and

                        (3) whether the individual defendants, aided and abetted by General Signal, have breached their fiduciary and common law duties owed by them to plaintiffs and the other members of the Class.

                c. The claims of plaintiffs are typical of the claims of the other members of the Class, and plaintiffs have no interests that are adverse or antagonistic to the interests of the Class.

                d. Plantiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                e. the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants.

                f. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate preliminary and final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                           SUBSTANTIVE ALLEGATIONS
                           -----------------------

        A.  Rockwell's Interest In A Business Combination With Reliance
            -----------------------------------------------------------

        12. Reliance designs, manufactures, sells, and services a broad range of industrial and telecommunications equipment. Through its industrial segment, Reliance manufactures, sells and services a range of industrial motors and related controls, generators, transformers, and mechanical power transmission products and systems. The industrial segment accounted for 73% of the Company's net sales in fiscal 1993, and is organized into groups that allow Reliance to provide a comprehensive line of products and systems to meet its customers' industrial needs. The balance of the Company's 1993 sales was derived from Reliance's telecommunications division, which produces power connection, protection and distribution devices, along with transmission products and systems.

        13. Since 1991, Rockwell has expressed serious interest in entering into a business combination with and/or acquiring Reliance. In the summer of 1991, Reliance explored with Rockwell a sale of the Company. In connection therewith, Rockwell and Reliance entered into a so-called "standstill" agreement, expiring August 13, 1993. In late September 1991, Rockwell terminated activities in connection with its consideration of a possible acquisition of Reliance.

        14. Beginning in 1992, Rockwell, through its wholly-owned subsidiary, Allen-Bradley, began discussing and developing various cooperative activities between Allen-Bradley and the Company, including joint development of new products and reciprocal product branding. In October 1993, Rockwell had the impression that Reliance wanted to go beyond their existing cooperative activities. On May 23, 1994, Don H. Davis, Jr., Rockwell's Executive Vice President and Chief Operating Officer adivsed defendant John C. Morley, President and Chief Executive Officer of Reliance, that Rockwell was interested in acquiring the Company. On July 12, 1994, Rockwell's two senior executives met with Mr. Morley and informed him that Rockwell was extremely interested in acquiring the Company. The individual defendants did not in any way pursue discussions with Rockwell and almost a month later, on August 11, 1994, Mr. Morley adivised Mr. Davis that he had discussed Rockwell's interest in a proposed acquisition of the Company with its Board of Directors, but that he could not give Rockwell a definitive response at that time.

        B.  Reliance Secretly Deals With General Signal.
            --------------------------------------------

            15. Notwithstanding Rockwell's professed and profound interest in acquiring Reliance, on or about August 30, 1994, Reliance announced that it had entered into a definitive merger agreement with General Signal (the "Reliance/General Signal Merger Agreement"). Pursuant to the terms of the agreement, each Reliance shareholder would receive .739 shares of General Signal common stock in exchange for each Reliance share held in a merger in which General Signal would be the surviving corporation. Reliance shareholders would have a minority interest in the surviving corporation and General Signal shareholders would have a majority interest.

            16. Based on the closing price of General Signal common stock on August 30, 1994 -- the date of ther merger announcement -- Reliance shareholders would receive General Signal stock in the transaction valued at approximately $26.23 per Reliance share.

            17. The Reliance/General Signal Merger Agreement provides that the board of directors of the surviving corporation shall be composed of each of the 10 members of the current General

Signal Board of Directors plus each of the six members of the current Reliance Board of Directors, plus two new members. Thus, the current members of the General Signal Board of Directors will control the Board of Directors of the surviving corporation. The current members of the Board of Directors of Reliance will lose control of Reliance and will not have control of the surviving corporation. In addition, the Reliance/General Signal Merger Agreement provides that Edmund M. Carpenter, currently the Chairman of the Board and Chief Executive Officer of General Signal, will retain those positions in the surviving corporation, while defendant John C. Morley, currently President, Chief Executive Officer and a Director of Reliance, will be Vice Chairman of the surviving corporation and will serve "under the direction of the Chairman of the Board" of the surviving corporation, Edmund M. Carpenter. Defendant H. Virgil Sherrill, who is Chairman of the Reliance Board of Directors, will only be a regular member of the Board of Directors of the surviving corporation.

        C. Reliance Stifles Bidding With An Illegal Penalty And A Biased Poison Pill.
            -------------------------------------------------------------

            18. Under the Reliance/General Signal Merger Agreement, Reliance will suffer a $50 million penalty (the "$50 Million No-Talk Penalty") if its directors furnish or disclose non-public information to or negotiate, explore or even communicate in any way with a financially capable unsolicited third party with respect to an acquisition transaction that contains no financing condition. In that event, General Signal can terminate the Reliance/General

Signal Merger Agreement and Reliance is required to pay $50 million by wire transfer to General Signal in two business days. The penalty is in addition to a $2.5 million expense reimbursement obligation to General Signal.

        19. The $50 Million No-Talk Penalty is illegal and unenforceable beause it unduly penalizes Reliance directly and its stockholders indirectly if the individual defendants dare to fulfill their fiduciary duties as Reliance directors to, at a minimum, inform themselves with respect to an unsolicited merger or business combination proposal involving Reliance.

        20. The $50 million No-Talk Penalty severly harms Reliance's shareholders. If Reliance merely provides non-public information to, or communicates with, a third party in response to a BONA FIDA proposal, Reliance can be compelled to pay General Signal $50 million, or $1.22 for each of Reliance's 41 million shares outstanding. The damages to Reliance's shareholders will be even greater if the Reliance Board of Directors refuses to communicate with, or provide non-public information to a third party. The Reliance Board of Directors cannnot discuss or negotiate with a third party a transaction that might be or is superior to the General Signal transaction, and cannot provide non-public information to a third party which might lead to obtaining the best transaction. Moreover, any transaction proposal by a third party will necesarily be discounted by $50 million (or $1.22 per share) because the acquirer would acquire an enterprise with $50 million lesss in cash.

        21. Further, to thwart Rockwell's expressed interest in May and July, 1994 in acquiring the Company (or the interest of any suitor other than General Signal) and to favor General Signal, on or about August 29, 1994, the day before Reliance announced its agreement to be acquired by General Signal, the Company adopted a rights plan ("Poision Pill") designed to discourage acquisition proposals unfavored by Reliance's management. According to the terms of the Poison Pill, each Reliance shareholder would gain the right to receive, upon exercise, additional shares of Reliance common stock having a market value of two times the exercise price of each right held. The efffect of the Poison Pill is to virtually preclude any other person or entity from obtaining through a merger or tender offer a controlling interest in Reliance unless the Reliance Board of Directors approves of such a transaction and redeems the rights granted under the Poison Pill with respect to such a transaction (as it is empowered to do). The acquisition of Reliance by General Signal is excluded as a triggering event under the Poison Pill.


        D. Rockwell Counters With a $30 Per Share Tender Offer.
           ----------------------------------------------------

        22. On October 19, 1994, Rockwell commenced a tender offer for all outstanding shares of Reliance common stock for $30 per share in cash, representing a premium of approximately 14% above the value of General Signal's offer on the date of the merger announcement, and 50.9% above the closing price of Reliance common stock on the day before the Merger Agreement was announced. In a letter sent to the Board of Reliance, Donald R. Beall, Rockwell's Chairman and Chief Executive Officer, noted Rockwell was "surprised" and disappointed that [it] was not afforded an opportunity to further pursue [the earlier] discussions before Reliance and General Signal announced a definitive Merger Agreement at the end of August."

        23. Beall's letter to the Reliance Board also stressed the advantages of an acquisition by Rockwell rather than General Signal. Specifically, the letter noted that the all-cash tender offer was not subject to any financing contingencies, and that a combination "represents a particularly attractive oportunity to build a combined enterprise uniquely positioned for continued leadership in both the control and power segment of the industrial automation business . . . around the world."

        E. RELIANCE RESPONDS TO ROCKWELL'S PROPOSAL.
           -----------------------------------------

        24. On November 2, 1994, Reliance filed with the Securities and Exchange Commission a Schedule 14D-9 in response to Rockwell's offer, The individual defendants could have, but chose not to reject the Rockwell offer in favor of the General Signal merger. Instead, the individual defendants stated in the Schedule 14D-9 that they would not make a recommendation to Reliance's shareholders at that time with regard to the Rockwell offer, in part because Rockwell's offer was subject to "significant uncertainties and contingencies". One of the principal purported reasons for this determination was the individual defendants' concern about antitrust and regularity "impediments" to a merger with Rockwell. Defendants further stated in the Schedule 14D-9 that the $50 Million No-Talk Penalty weighted against a recommendation of the Rockwell offer because the penalty would be triggered if defendants recommended the Rockwell offer.

        25. On November 7, 1994, one of the principal "uncertainties" with respect to the Rockwell offer that the individual defendants identified in the
Schedule 14D-9 was resolved. The antitrust division of the United States Justice Department did not make a second Hart-Scott-Rodino request for additional information with respect to the Rockwell offer, which means that there will be no regulatory opposition to the Rockwell offer. Rockwell immediately notified Reliance of the regualtory approval and delivered to Reliance's counsel a proposed merger agreement between Rockwell and Reliance. Rockwell told Reliance "that there are [now] no uncertainties with respect to [Rockwell's $30 per share offer]. Rockwell urged Reliance to terminate the Reliance/General Signal Merger Agreement and pay the $50 Million No-Talk Penalty to General Signal. Rockwell stated that it is committed to acquiring Reliance and would like to do so as promptly as possible.

        26. By letter of November 10, 1994, Rockwell urged Reliance to redeem the Poison Pill which would enable Rockwell to consummate its tender offer and a second step merger without liability to General Signal for the $50 million No-Talk Penalty. Reliance responded publicily on November 11, 1994, relating its self-imposed concern about taking "any action that might require the payment of $50 million as a break-up fee and $2.5 million in expense reimbursement under the Merger Agreement with General Signal."

        27. The individual defendants have wrongfully sought to utilize the existence of the Reliance/General Signal Merger Agreement, and the restrictive and onerous provisions they agreed to therein, to preclude discussions with BONA FIDE third parties. However, before contractually obligating Reliance to a major corporate transaction which would extinguish its independent corporate existence, the individual defendants had a fiduciary duty to ascertain and assure themselves that the negotiations with General Signal resulted in the best financial and other terms for Reliance's shareholders by fully informing themselves of and exploring all other available alternatives, including competing offers and other transactions which would be in the best interest of shareholders.

        28.  The individual defendants were and are under a duty:

             a. To fully inform themselves before taking, or agreeing to refrain from taking, action.

             b. To elicit, promote, investigate, consider, evaluate and inform themselves with respect to reasonable alternative transactions and/or BONA FIDE offers for the Company.

             c.  To act in the interests of the equity owners.

             d. Not to erect unreasonable barriers to perceived threats of an acquisition of the Company, or of control of the Company, by a third party.

              e. Not to act in their own personal self-interest or in the personal interest of other board members.

              f.  To maximize shareholder value.

              g. To obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction.

              h. To establish a process designed to obtain the best possible transaction; to assure that a "level playing field" exists when more than one bidder for the Company emerges, and not to favor one bidder over another during the "auction" process unless it is designed to assure and is reasonably related to achieving the best possible price.

              i. To act with complete candor in communications with the shareholders and to ensure that their statements are true and complete in all material respects and are not materially misleading.

              j. To act in accordance with their fundamental duties of care and loyalty.

        29. In connection with the conduct described herein, the individual defendants violated each of their fiduciary duties identified in paragraph 28 above in the following manner:

              a.  by entering into the Reliance/General Signal Merger
Agreement:
                  (i) without fully informing themselves about, or intentionally ignoring other available alternatives (including

Rockwell's stated interest in acquiring Reliance) for a transaction that is in the best interests of Reliance shareholders;

                          (ii) without fully informing themselves about the
value of Reliance;

                          (iii) and agreeing to terms under which they
contracted away their ability to exercise their fiduciary duties and which were designed and operated to deter, delay and/or materially disadvantage other BONA FIDE potential acquirors of, or other transactions involving, Reliance but neither served nor promoted any reasonable business purpose of Reliance, and which were deliberately designed to "chill" further bidding for Reliance including:

                                  (A) the absence of a reasonable "fiduciary
out" provision allowing Reliance: to provide other interested parties with information and material necessary for them to formulate a proposal to combine with Reliance; to discuss BONA FIDE offers with potential acquirors; to receive and entertain BONA FIDE alternative acquisition proposals, and

                                  (B) the $50 Million No-Talk Penalty which
precludes defendants from exercising their fiduciary duties and imposes an unreasonable economic burden upon any alternative acquisition proposal without any corresponding benefit to Reliance or its shareholders.

                 b. in failing to fully inform themselves about alternative acquisition proposals, including Rockwell's serious interest;

                 c. in placing obstacles in the way of alternative acquisition proposals the purpose, intent and effect of which was to thwart, delay and/or impede competing proposals;

                 d. in failing and refusing to meet with representatives of Rockwell and to otherwise inform themselves of the extent of Rockwell's interest in Reliance or of a proposed transaction prior to and after entering into the Reliance/General Signal Merger Agreement;

                 e. in adopting the Poison Pill for the General Signal transaction above;

                 f. by failing and refusing to enter into negotiations or discussions with BONA FIDE alternative bidders for Reliance.

         31. Defendant General Signal knowingly aided and abetted the individual defendants in the breaches of fiduciary duty described above. General Signal was aware of the existence of other BONA FIDE potential acquirors of Reliance with whom General Signal did not want to compete in an auction process although such process would yield the best financial terms for Reliance's shareholders. General Signal therefore conspired with, and aided and abetted, the individual defendants in formulating the Merger Agreement which it and they knew contained unreasonable terms and conditions which were designed, intended, and operated to thwart, preclude, deter, impede and delay alternative acquisition proposals. General Signal's motivation was to keep its acquisition cost as low as possible by encouraging and urging the individual defendants, in breach of their fiduciary duties, to agree to terms which would foreclose other potential bidders and not to formulate and implement a fair process, such as an auction, which would result in Reliance obtaining the highest possible price for the Company. Additionally, the $50 Million No-Talk Penalty and $2.5 million expense reimbursement were required by General Signal in order to preclude the individual defendants from exercising their fiduciary duties and afforded General Signal terms which, if they did not operate as planned in deterring or foreclosing competing bids for Reliance, would result in General Signal receiving an unjust windfall of $50 million above its expenses.

                             FIRST CLAIM FOR RELIEF
                      (Against the Individual Defendants)
                      -----------------------------------

         32. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 31 as if fully set forth herein.

         33. By reason of the foregoing the individual defendants have violated their fiduciary duties to plaintiffs and the Class by failing to act with due care in an informed and deliberate manner and with undivided loyalty to the interests of Reliance's stockholders.

         34.  Plaintiffs have no adequate remedy at law.

                            SECOND CLAIM FOR RELIEF
                      (Against the Individual Defendants)
                      -----------------------------------

         35. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 31 as if fully set forth herein.

         36. By reason of the foregoing the individual defendants have violated their fiduciary duties to plaintiffs and the Class by failing to take informed and deliberate steps to assure the maximization of shareholder value or the shareholders' best interests in a major corporate transaction which will eliminate the separate corporate existence of Reliance including the failure to authorize and direct that a process designed to obtain the highest value available for Reliance's shareholders be undertaken.

         37.  Plaintiffs have no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF
                      (Against the Individual Defendants)
                      -----------------------------------

         38. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 31 as if fully set forth herein.

         39. By reason of the foregoing the individual defendants have violated their fiduciary duties to plaintiffs and the Class by approving, adopting and agreeing to grant, without having a reasonable or rational business purpose and contrary to the best interests of Reliance's shareholders, onerous and unnecessary forfeitures to General Signal designed to penalize Reliance and its shareholders if the individual defendants fulfill their fiduciary duties to them.

         40.  Plaintiffs have no adequate remedy at law.

                            FOURTH CLAIM FOR RELIEF
                            (Against General Signal)
                            ------------------------

         41. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 31 as if fully set forth herein.

         42. By reason of the foregoing defendant General Signal knowingly aided and abetted the breaches of fiduciary duties described above.

         43.  Plaintiffs have no adequate remedy at law.

         WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

         A. declaring that this action is properly maintainable as a class action;

         B. declaring and decreasing that the Reliance/General Signal Merger Agreement was entered into in breach of the fiduciary duties of the individual defendants and is therefore unlawful and unenforceable;

         C. enjoining defendants from proceeding with the Reliance/General Signal Merger Agreement;

         D. enjoining defendants from consummating the acquisition of Reliance, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

         E. invalidating as unlawful and in breach of the fiduciary duties of the individual defendants the $50 Million No-Talk Penalty;

         F. directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders and/or to maintain in effect for all potential acquirors of Reliance the "Poison Pill" rights plan until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

         G. enjoining defendants from exercising or implementing the $50 Million No-Talk Penalty and enjoining Reliance from making any payments thereof;

         H. declaring that the individual defendants' failure and refusal to negotiate in good faith with all offerors or potential offerors for Reliance, and the placement of unreasonable obstacles and the adoption of unreasonable defensive measures are breaches of the directors' respective fiduciary duties;

         I. enjoining defendants from taking any action which may impede a full and fair auction and open bidding process for the acquisition of Reliance;

         J. declaring that the Reliance/General Signal Merger Agreement and all of the terms thereof were obtained by General Signal's aiding and abetting the individual defendants' breaches of fiduciary duty and that such agreement is null, void and of no effect, and that General Signal has not secured and is not entitled to any rights thereunder;

         K. enjoining General Signal from taking any action which has the effect of preventing Reliance or the director defendants from receiving, considering, or negotiating an agreement financially superior to the General Signal Merger Agreement;

        L. rescinding, to the extent already inplemented, the Reliance/General Signal Merger Agreement or any of the terms thereof;

        M.  awarding plaintiffs and the Class appropriate damages;

        N. awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees;

        O. granting such other and further relief as this Court may deem just and proper.


Dated:  November 16, 1994


                                   ROSENTHAL, MONNAIT, GROSS & GODDESS, F. A.


                              By: NORMAN M. MONHAIT
                                  -------------------------------------------
                                  First Federal Plaza, Suite 214
                                  P.O. Box 1070
                                  Wilmington, DE 19899
                                  (302) 656-4433
                                  Attorneys for Plaintiffs

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
  & GROSSMANN
Ronald Litowitz
Vincent R. Cappucci
Douglas M. McKeige
1285 Avenue of the Americas
New York, NY 10019
(212) 554-1400

BERGER & MONTAGUE
Sherrie Savett
Stephen A. Whinston
Sudrey A. Kraus
1622 Locust Street
Philadelphia, PA 19103
(215) 875-3000

                            CERTIFICATE OF SERVICE
                            ----------------------

        I, Norman M. Monhait, do hereby certify that on November 16, 1994, I caused copies of the foregoing Amended Class Action Complaint to be served by hand on the following:


                Samuel A. Nolen, Esquire
                Richards, Layton & Finger
                One Rodney Square
                Wilmington, DE 19801


                                         NORMAN M. MONHAIT
                                         ----------------------------------
                                                 Norman M. Monhait